FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2011

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated May 6, 2011, announcing that Registrant has been selected to provide turnkey VSAT network and operations to Optus for NBN Co’s interim satellite service in Australia.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated May 6, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

Gilat to Provide Turnkey VSAT Network and Operations to Optus for NBN Co’s Interim
Satellite Service in Australia

- Network planned to serve up to 48,000 subscribers representing a potential value of up to
$120 million over 5 years -

Petah Tikva, Israel, May 06, 2011 – Gilat Satellite Networks Ltd. (NASDAQ: GILT) announced today that it has been selected by Optus Networks Pty Limited to provide a SkyEdge II Very Small Aperture Terminal (VSAT) network, installation, operation and maintenance for the Australian Government’s National Broadband Network Company’s (NBN Co) Interim Satellite Service.

NBN Co has a commitment to offer connectivity to regional and rural locations via satellite technology where geographic location impedes the ability to provide either fiber or advanced wireless connectivity. The Interim Satellite Service is a first stage solution, planned to provide up to 6Mbps download and 1Mbps upload broadband services to eligible Australian households, small business and indigenous communities.

The agreement with Optus provides for an initial network of 11 SkyEdge II hubs and 20,000 SkyEdge II VSATs expected to be deployed within up to three years. The agreement stipulates a possible expansion of the network to include hubs and up to 48,000 VSATs. Gilat’s new Australian subsidiary, Gilat Satellite Networks Australia Pty Ltd., will undertake responsibility for end-to-end VSAT installation, as well as hub maintenance and operation in three geographical locations, for a period of five years. The agreement represents a potential value of up to $120 million, subject to final design and implementation of the fully expanded network.

The hubs are planned to be commissioned and VSAT service to commence operation in 2011. The satellite network will utilize Optus’ existing Ku capacity and IPSTAR’s multi-spotbeam capacity available over Australia.

Ms Vicki Brady, Managing Director, Optus Wholesale and Satellite said, “We are pleased to be working with Gilat on this Optus led initiative to provide critical infrastructure for NBN Co’s Interim Satellite Service. Gilat have a proven track-record within the Australian marketplace in delivering the VSAT services platform and will work with Optus to provide the installation, maintenance and hub operations of the Interim Satellite Service.”

Amiram Levinberg, CEO and Chairman of the Board, Gilat said, “The Australian government has set a goal to provide next-generation network coverage to all of Australia, and satellite is a natural fit for complementing fiber and wireless technologies to achieve this. This large scale VSAT network will utilize Optus’ satellite capacity as well as IPSTAR’s multi spot beam satellite. We are proud to provide our technology as well as our experience in rolling out and operating large scale satellite networks."

-end-

About Optus Satellite:
Optus is an Australian leader in integrated telecommunications, delivering cutting-edge communications, information technology and entertainment services. Optus is the only telecommunication company in Australia to own and operate satellite services with the largest domestic satellite fleet supported by extensive ground infrastructure. The Optus Satellite team celebrated 25 years of satellite leadership in 2010. In 2001 SingTel became the parent company of Optus, paving the way to become a strong and strategic telecommunications player within the Asia-Pacific region.

About NBN Co Limited:
NBN Co is an Australian government-owned business enterprise formed in mid-2009 to design, build and operate the NBN. The NBN will enable high-speed broadband to be delivered to all Australian households and businesses through a combination of fibre to the premise, wireless and satellite. NBN Co is operating a wholesale-only, open-access network, and making its wholesale services available to retail service providers on non-discriminatory terms. The total projected capital cost of the 9.5-year construction project is AUD$36 billion.

Further information about NBN Co is available at www.nbnco.com.au

About Gilat Satellite Networks Ltd.:
Gilat is a leading provider of products and professional services for satellite-based broadband communication networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 VSATs (Very Small Aperture Terminals) to more than 85 countries across six continents. Gilat's headquarters are located in Petah Tikva, Israel, and the Company has 22 sales and service offices worldwide. Gilat develops and markets an expansive range of broadband satellite solutions including high-performance VSATs under the SkyEdgeTM and SkyEdge II brands, low-profile antennas for communications-on-the-move, under the RaySat Antenna Systems and the StealthRayTM brands, and next generation solid-state power amplifiers for mission-critical defense and broadcast satellite communications systems under the Wavestream brand. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Media Contact:
Karen Mazor	Simone Bergholcs
Gilat Satellite Networks	Optus Corporate Affairs
(972) 54 228 8039	(61) 2 8082 7846
karenm@gilat.com